May 11, 2018 Exhibit 99.1

FORWARD-LOOKING STATEMENTS

This presentation may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of QCR Holdings, Inc. ("QCR Holdings" or the "Company") and Springfield Bancshares, Inc. ("Springfield Bancshares"). Forward-looking statements, which may be based upon beliefs, expectations and assumptions of QCR Holdings' and Springfield Bancshares' management and on information currently available to management, are generally identifiable by the use of words such as "believe," "expect," "anticipate," "plan," "intend," "estimate," "may," "will," "would," "could," "should" or other similar expressions. Additionally, all statements in this presentation, including forward-looking statements, speak only as of the date they are made, and neither QCR Holdings nor Springfield Bancshares undertakes any obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of QCR Holdings and Springfield Bancshares to control or predict, could cause actual results to differ materially from those in any forward-looking statements. These factors include, among others, the following: (i) the possibility that any of the anticipated benefits of the proposed transaction between QCR Holdings and Springfield Bancshares will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of Springfield Bancshares with those of QCR Holdings will be materially delayed or will be more costly or difficult than expected; (iii) the inability to complete the proposed transaction due to the failure of the required stockholder approval; (iv) the failure to satisfy other conditions to completion of the proposed transaction, including receipt of required regulatory and other approvals; (v) the failure of the proposed transaction to close for any other reason; (vi) the effect of the announcement of the transaction on customer relationships and operating results; (vii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (viii) the strength of the local, national and international economy; (ix) changes in state and federal laws, regulations and governmental policies concerning QCR Holdings' and Springfield Bancshares' general business; (x) changes in interest rates and prepayment rates of QCR Holdings' and Springfield Bancshares' assets; (xi) increased competition in the financial services sector and the inability to attract new customers; (xii) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (xiii) the loss of key executives or employees; (xiv) changes in consumer spending; (xv) unexpected results of acquisitions, including the acquisition of Springfield Bancshares; (xvi) unexpected outcomes of existing or new litigation involving QCR Holdings or Springfield Bancshares; (xvii) the economic impact of any future terrorist threats or attacks; (xviii) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, and blizzards; and (xix) changes in accounting policies and practices. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning QCR Holdings and its business, including additional factors that could materially affect QCR Holdings' financial results, are included in QCR Holdings' filings with the Securities and Exchange Commission (the "SEC").

2

ADDITIONAL INFORMATION

QCR Holdings filed a registration statement on Form S-4 with the SEC in connection with the proposed transaction on May 3, 2018. The registration statement includes a proxy statement of Springfield Bancshares that also constitutes a prospectus of QCR Holdings, which will be sent to the stockholders of Springfield Bancshares. Springfield Bancshares' stockholders are advised to read the proxy statement/prospectus because it contains important information about QCR Holdings, Springfield Bancshares and the proposed transaction. This document and other documents relating to the proposed transaction filed by QCR Holdings and Springfield Bancshares can be obtained free of charge from the SEC's website at www.sec.gov. These documents also can be obtained free of charge by accessing QCR Holdings' website at www.qcrh.com under the tab "Investors Relations" and then under "SEC Filings." Alternatively, these documents can be obtained free of charge from QCR Holdings upon written request to QCR Holdings, Inc., Attention: Corporate Secretary, 3551 7th Street, Moline, Illinois 61265 or by calling (319) 743-7006, or from Springfield Bancshares, upon written request to Springfield Bancshares, Inc., Attention: Mr. Kirk Bossert, 2006 S. Glenstone Avenue, Springfield, Missouri 65804 or by calling (417) 851-5728.

QCR Holdings, Springfield Bancshares and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information about these participants may be found in the definitive proxy statement of QCR Holdings relating to its 2018 Annual Meeting of Stockholders filed with the SEC on April 13, 2018. This definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.

This presentation shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

3

4 These slides contain non - GAAP financial measures. For purposes of Regulation G, a non - GAAP financial measure is a numerical measure of the registrant ’ s historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to the requirement of Regulation G, QCR Holdings, Inc. has provided reconciliations within the slides, as necessary, of the non - GAAP financial measure to the most directly comparable GAAP financial measure. (For more details on the Company’s non - GAAP measures refer to the Company’s Annual Report on Form 10 - K for the year ended December 31, 2017). NON - GAAP FINANCIAL MEASURES

5 QCRH will be ranked in the top quartile ROAA of peer firms by 2020 and continue to reward shareholders and employees while strengthening our communities The mission of QCR Holdings, Inc. is to make our clients’ financial dreams a reality OUR MISSION OUR VISION OUR VALUES – LIVED AND EXPECTED OF ALL AT QCRH Collaboration Achievement Personal Responsibility Innovation Fulfillment QCR HOLDINGS’ MISSION, VISION AND VALUES

6 a relationship driven organization. ® CORPORATE OVERVIEW NASDAQ - QCRH As of March 31, 2018 Russell 2000® Index Member Since June 30, 2015 $4.0 Billion in Assets $3.1 Billion in Loans $3.3 Billion in Deposits 26 Facilities Quad City Bank & Trust (5) Cedar Rapids Bank & Trust (5) * Rockford Bank & Trust (2) m2 Lease Funds LLC (1) Community Bank & Trust (3) Community State Bank (10) A B C D E F QCR Holdings, Inc. – Founded in 1993 - Headquartered in Moline, IL F A B C D E Source: S&P Global Market Intelligence and Company documents. * Includes recently acquired Guaranty Bank & Trust. (a division of Cedar Rapids Bank & Trust) SHARES OUTSTANDING: 13.95 million OWNERSHIP: Institutional & Mutual Funds 62.6% Insiders & Benefit Plans 12.7%

7 a relationship driven organization. ® HISTORY OF QCR HOLDINGS, INC. Source: Company documents. Subsidiary assets as of 6/30/17. 2005 - QCR Holdings founded by Mike Bauer and Doug Hultquist - $14 million IPO - Quad City Bank & Trust (De Novo) – Currently $1. 53 billion in a ssets - Cedar Rapids Bank & Trust (De Novo) – Currently $1. 33 b illion in a ssets (includes Community Bank & Trust branches) - Rockford Bank & Trust (De Novo) – Currently $4 68 m illion in a ssets. - Quad City Bank & Trust acquires m2 Lease Funds, LLC - QCR Holdings acquires Community National Bancorporation and Community National Bank (CNB) on May 13, 2013 - $65MM capital raise. TCE went from 5.88% to 8.15%. The Company extinguish ed $103.5 million of long - term borrowing with a weighted average rate of 4.24% . - $30MM capital raise in connection with acquisition of Community State Bank. - QCR Holdings acquires Community State Bank of Ankeny (Des Moines), Iowa on September 1, 2016 – Currently $6 97 m illion in a ssets - QCR Holdings acquires Guaranty Bank & Trust on October 1, 2017 – $257 M illion in assets. Guaranty merged into Cedar Rapids Bank & Trust on December 2, 2017 200 1 1994 1993 20 13 20 1 5 20 16 20 17 - QCR Holdings signs definitive agreement to acquire the Bates Companies in Rockford, IL with ~$700 million in assets under management. Closing expected Q3 2018 subject to regulatory approvals. - QCR Holdings announces planned merger with Springfield Bancshares, holding company of Springfield First Community Bank - $563 million in assets. Closing expected in Q3 2018. 20 18

8 INVESTMENT RATIONALE • $4.0 billion asset bank holding company with critical mass in attractive & target rich markets in IA, IL, WI, & MO - Number 2 bank with 14% market share in the Quad Cities, Iowa/Illinois, Number 2 in Cedar Rapids, Iowa with 15% share - Quad Cities is the International Headquarters for John Deere, major hub for Arconic (formerly Alcoa) and houses Rock Island Arsenal, the largest government - owned weapons manufacturing arsenal in the U.S. - Cedar Rapids is the International Headquarters for Rockwell Collins and U.S. Headquarters for Aegon USA - Acquired Community State Bank of Ankeny (Des Moines), Iowa in 2016 - Acquired and merged Guaranty Bank & Trust (Cedar Rapids, Iowa) in 2017 - Announced in April 2018 plans to acquire Springfield Bancshares with SFC Bank to be fifth charter in Q3 2018 • Differentiated business model with four charters allowing banks to customize solutions by market - Lending teams and portfolios differentiated by market based upon areas of underwriting and credit expertise - Supported by a QCRH Group Operations team that delivers operational services in a centralized and efficient manner • Additional products and services in correspondent banking, wealth management, and leasing - Correspondent banking – veteran correspondent banking team with depth of product offerings, $427 million of deposits* - Wealth management division with $2.65 billion in trust accounts and $1.05 billion in brokerage accounts - Commercial leasing business with $224 million of loans / leases and after - tax ROA of 1.10%* • Strong asset quality • Significant opportunity for market share gains and consolidation Source: FDIC deposit market share data as provided by SNL Financial. Deposit data is as of 6/30/17 * As of March 31, 2018

9 • 4 distinct (yet similar) operating charters – able to customize solutions by market • Managed by local veteran bankers, governed by local Boards of Directors, local decisions, local solutions, enhanced market specific knowledge • 4 charters supported by QCRH Group Operations team that delivers operational services in a centralized and efficient manner • Credit quality historically better than peers • Historic deposit growth better than peers • Historic loan growth better than peers • Number 2 deposit market share in Quad Cities and Cedar Rapids • In top 10 deposit market share in Rockford and Des Moines (Ankeny) • Number 11 deposit market share in Waterloo/Cedar Falls • High touch service delivered locally by knowledgeable advisors • Opportunities in Correspondent Banking, Wealth Management, SBA/USDA lending, SWAPs and m2 Leasing THE STRATEGIC VALUE OF OUR SEPARATE CHARTERS Source: FDIC deposit market share data as provided by SNL Financial. Deposit data as of 6/30/17

10 a relationship driven organization. ® STRATEGIES TO CONTINUE TO DRIVE SHAREHOLDER VALUE • Continue strong organic loan and lease growth to maintain loans and leases to total assets ratio in the range of 73 - 78% (75.87% as of 3/31/18) • Continued focus on growing core deposits to maintain reliance on wholesale funding to less than 15% of assets (30% as of 12/31/14, now 14% as of 3/31/18) • Continue to focus on maintaining gains on sale of USDA and SBA loans, and fee income on SWAPS, as a more significant and consistent component of core revenue • Grow wealth management net income by 10% annually • Carefully manage growth in noninterest expenses • Maintain asset quality metrics at better than peer levels • Participate as an acquirer in the consolidation taking place in our markets to further boost ROAA, improve efficiency ratio, and increase EPS

11 UNIQUE PRODUCTS AND SERVICES CORRESPONDENT BANKING • Competitively positioned with veteran staff, software, systems and processes • More than 192 relationships with average $220.9 million in non - interest bearing deposits and average $206.1 million in interest - bearing deposits in first quarter 2018. • Approximately a $73 million portfolio of correspondent bank loans • Provides strong source of non - interest bearing deposits, fee income and high - quality loan participations WEALTH MANAGEMENT SBA - USDA LENDING AND FEE INCOME ON SWAPS m2 LEASE FUNDS, LLC • $2.65 billion in Trust (and related) accounts and $1.05 billion in Brokerage (and related) accounts as of 03/31/2018 • Full range of product offerings including Trust Services, Brokerage and RIA, Asset Management, Estate Planning and Financial Planning • Added 422 new relationships in 2017 • Competitively positioned with veteran staff to take advantage of opportunities for gains on sales of SBA - USDA loans and fee income on SWAPS • USDA loan origination focus is on the Business & Industry Program providing guarantees to loans originated to communities with populations < 50,000 • Quad City Bank & Trust acquired 80% ownership in August of 2005 and in September 2012 acquired the remaining 20% ownership • Income has grown at a 13.25% CAGR since 2006 through 12/31/17 • Historically strong asset quality • Key niches with lease specialists located in California, Missouri, Iowa, Minnesota, Wisconsin, Pennsylvania, South Carolina, Georgia and Florida • Computer systems; photocopy systems; fire trucks; specialized road maintenance equipment; medical equipment; commercial business furnishings; vehicles classified as heavy equipment; trucks and trailers; equipment classified as plant or office equipment; and marine boat lifts

12 $1,206 $878 $347 $124 $555 $7,274 $4,937 $5,560 $3,307 $16,999 $0 $6,000 $12,000 $18,000 Quad Cities, IA-IL Cedar Rapids, IA Rockford, IL Waterloo Cedar Falls, IA Des Moines/Ankeny, IA QCR Holdings Deposits Competitors Deposits QCR HOLDINGS, INC. - MARKET OVERVIEW Source: SNL Financial. Deposit data as of June 30, 2017. * Includes Guaranty Bank & Trust • Meaningful market share position in each MSA served, with room for continued growth • Each MSA falls within the top 15 largest MSAs in IL and IA by total deposits Deposit Market Share Overview Market Rank * 2 2 7 11 8 in millions

TOP 25 MSAs - Iowa, Illinois, Wisconsin, Missouri

MSA	Deposits ($ millions)	Number of Institutions	Number of Branches	Total Population	Projected Population Growth	Median Household Income	Projected Median HHI Growth
Chicago-Naperville-Elgin, IL-IN-WI	$394,864	189	2,739	9,504,650	0.06 %	$69,911	2.07 %
Minneapolis-St. Paul-Bloomington, MN-WI	189,246	154	786	3,598,391	0.90	76,791	1.88
St. Louis, MO-IL	103,694	126	885	2,809,463	0.10	62,531	1.56
Milwaukee-Waukesha-West Allis, WI	70,659	48	509	1,573,535	0.14	61,178	1.65
Kansas City, MO-KS	55,649	128	694	2,129,928	0.73	65,490	1.85
Omaha-Council Bluffs, NE-IA	31,440	71	322	938,497	1.02	65,490	1.50
Madison, WI	19,793	51	226	659,919	1.08	70,042	2.11
Des Moines-West Des Moines, IA	17,554	50	219	651,599	1.69	67,375	1.03
Bloomington, IL	14,942	31	59	188,311	0.15	69,171	1.70
Fayetteville-Springdale-Rogers, AR-MO	10,781	20	210	540,917	1.96	55,951	1.76
Springfield, MO	9,785	35	189	463,959	0.76	47,874	1.71
Davenport-Moline-Rock Island, IA-IL	8,480	34	141	381,723	0.07	57,673	0.92
Green Bay, WI	7,787	22	107	321,018	0.59	59,476	1.33
Peoria, IL	7,609	38	148	374,342	-0.16	61,131	0.90
Champaign-Urbana, IL	6,038	35	102	239,969	0.43	55,456	1.86
Rockford, IL	5,907	25	94	337,006	-0.45	56,008	1.72
Springfield, IL	5,820	28	87	209,245	-0.06	62,201	1.41
Cedar Rapids, IA	5,815	37	101	270,363	0.59	62,065	0.64
Jefferson City, MO	4,494	22	62	151,794	0.16	55,675	0.84
Duluth, MN-WI	4,336	29	94	278,992	-0.03	54,502	1.88
Sioux City, IA-NE-SD	4,127	35	92	169,414	0.06	57,871	2.13
Appleton, WI	4,078	28	65	235,990	0.56	66,614	1.46
Columbia, MO	3,978	23	76	179,598	1.25	53,548	1.21
Iowa City, IA	3,959	20	56	172,413	1.54	61,405	0.93
Ottawa-Peru, IL	3,741	28	80	148,244	-0.55	56,008	1.68
Waterloo-Cedar Falls, IA	3,431	24	64	170,094	0.17	56,439	1.21
Wausau, WI	3,258	20	54	135,767	0.16	59,650	1.48
Racine, WI	3,052	14	51	195,279	-0.01	63,928	1.80
La Crosse-Onalaska, WI-MN	2,956	17	49	137,463	0.35	55,964	1.87
Eau Claire, WI	2,872	23	56	167,734	0.50	57,762	1.81
High	**$394,864**	**189**	**2739**	**9,504,650**	**1.96**	**$76,791**	**2.13 %**
Median	**7,787**	**35**	**107**	**337,006**	**0.43**	**61,178**	**1.65**
Low	**3,741**	**20**	**56**	**148,244**	**-0.55**	**47,874**	**0.64**

Source: SNL Financial. Deposit data as of June 30, 2017. Growth CAGR figures based on 2017-2022 projected figures
Analysis current as of 5/7/2018

a relationship driven organization.®

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14 “CAPITALIZING” ON OPPORTUNITIES IN OUR MARKETS Distribution of Institutions in Targeted Markets (1) Source: SNL Financial. (1) Target area includes top 25 MSAs listed on previous slide excluding Chicago, Minneapolis, St. Louis and Omaha MSAs. Excludes mutual institutions. • Leverage capital strength and relationship driven approach to capture greater organic market and relationship share • Selectively pursue accretive acquisition opportunities • Operating markets are highly fragmented: - 1,111 community banks are headquartered in Illinois, Iowa, Missouri and Wisconsin (61.5% are between $100 million and $1.0 billion in assets) - 278 community banks are headquartered in top selected MSAs (1) in Illinois, Iowa, Missouri and Wisconsin (60.1% are between $100 million and $1.0 billion in assets) - Heavy fragmentation provides a wealth of opportunities from which to selectively pursue targets • Targets will meet rigorous evaluation standards: - Cultural and strategic fit - Enhances competitive position - Drives market share - Enhances shareholder value • QCRH operating structure attractive to targets 34 3 1 5 22 9 1 1 28 9 6 7 27 3 1 5 111 24 9 18 0 40 80 120 160 $100-$300 million $300-$500 million $500-$700 million $700-$1000 million Missouri Wisconsin Iowa Illinois Number of Financial Institutions

Springfield Bancshares, Inc. Transaction Overview Announced April 18, 2018.

16 • Meaningful EPS Accretion: 8.0% accretive in the first full year • Tangible book value dilution of ~4% • TBV earnback period of 3.0 years (1) • Capital ratios at closing in excess of well - capitalized thresholds • Internal rate of return of approximately 20% Financially Attractive • Expansion into growing Springfield, MO MSA • More than $475 million in loans and top 10 deposit market share • Retention of key Springfield management and local brand • Increased scale can accelerate Springfield’s growth trajectory • More than $200 million loan participations sold Strategic Opportunity • Springfield, MO market very consistent with our existing footprint • Low levels of credit risk • Extensive due diligence completed • Three successful partnerships since 2013 Proven Integration Capabilities SPRINGFIELD (SFC) TRANSACTION SUMMARY (1) Based on the crossover method.

SFC ASSUMPTIONS & ATTRACTIVE IMPACTS

Assumptions

Cost Savings

- Estimated $1.4 million in 2018, $1.6 million in 2019
- Approximately 16% of Springfield's non-interest expense

Participations

- Approximately $73.5 million of loan participations expected to be brought onto balance sheet as they renew over the 3 quarters following close

Liquidity Redeployment

- $40 million of excess cash on hand at Springfield expected to be redeployed into higher yielding securities

Credit Mark

- Gross loan mark of 1.35% or approximately $6.4 million

Other Purchase Accounting

- Net mark on OREO of approximately $375,000
- CDI equal to 1.5% of non-time deposits

One Time Expenses

- Total after-tax restructuring charges of $7.5 million

Marginal Tax Rate

- ~25% assumed on Springfield's S-corporation earnings

Expected Closing

- Early Q3 2018

Source: Company documents.

Impacts

Earnings Per Share

- Expected 8.0% accretion in 2019 (first full year of operation)

Tangible Book Value

- Less than 4.0% TBV dilution
- Earnback period of 3.0 years using the crossover method

Capital

- ~7.8% tangible common equity / tangible assets estimated at closing
- Pro forma regulatory capital ratios in excess of well capitalized thresholds at closing

IRR

- Approximately 20%
- Above internal targets

SFC BANK

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18 Residential R.E. 9% Non - Owner Occ. CRE 26% Owner Occ. CRE 11% Commercial & Industrial 38% Consumer 3% Direct Financing Leases 5% Non - Interest Bearing Demand 23% Interest Bearing Demand 54% Time 17% Brokered 6% Non - Interest Bearing Demand 18% Interest Bearing Demand 48% Time 31% Brokered 3% Non - Interest Bearing Demand 24% Interest Bearing Demand 55% Time 15% Brokered 6% LOAN & DEPOSIT COMPOSITION QCRH Pro Forma Springfield QCRH Pro Forma Springfield Residential R.E. 19% Non - Owner Occ. CRE 44% Owner Occ. CRE 18% Commercial & Industrial 18% Consumer 1% Residential R.E. 10% Non - Owner Occ. CRE 29% Owner Occ. CRE 12% Commercial & Industrial 36% Consumer 3% Direct Financing Leases 4% Loans Deposits Source: S&P Global Market Intelligence and Company documents. $3.1B $0.5B $3.6B $3.3B $0.4B $3.7B

19 4.7% 66.0% 14.8% 14.5% Service Charges Gain on Sale of Loans Participation Servicing Fees Other Noninterest Income FEE INCOME EXPANSION OPPORTUNITIES Source: S&P Global Market Intelligence and Company documents. By Product 2017 ($mm): $30.5 % of Average Assets: 0.86% 2017 ($mm): $1.9 % of Average Assets: 0.36% 36.2% 19.4% 26.2% 3.0% 10.1% 3.8% 1.3% Trust & Wealth Mgmt. Service Charges Other Noninterest Income Correspondent Banking Swap Fees Gain on Sale of SBA Loans Gain on Sale of Other Loans

SPRINGFIELD BANCSHARES, INC. OVERVIEW

Overview

- **Established in 2008, Springfield Bancshares, Inc. is a leading commercial bank in the Springfield, MO MSA**
  - More than \$560M in assets and nearly \$450M in deposits
  - More than \$200M in loan participations sold
  - Profitable every quarter since Q1 2010
- **Significant market share in Springfield, MO**
  - #8 deposit market share in Springfield, MO MSA
- **Proven history of growth and efficiency**
  - 25%+ compounded annual earnings growth since 2013
  - Efficiency ratio in the top 5% of all banks under \$1 billion in assets in the country
- **Strong asset quality**

Springfield, MO



Springfield
Haseltine
E Chestnut Expy
E Grand St
N Kansas Expy
N National Ave
Schoolcraft Fwy
James River Fwy
S Campbell Ave
Division St
CLIFTON PARK
WOODLAND HEIGHTS
MERRIMAN
FAIRFIELD ACRES
NORTHEAST
WESTSIDE
CAIRO
UNIVERSITY HEIGHTS
COUNTRY CLUB TERRACE
FULTON PLACE
SOUTH CREEK
AUTUMN CORNER
LEFORT
SOUTHEAST
BRIARWOOD
BARRINGTON PARK
PARKWEST VILLAGE
BRISTOL SQUARE
KENWOOD
PARKWOOD SURVIVAL
KINGSBURY FOREST
BERKELEY
BRIDGETON ESTATES

Springfield MO MSA (\$000s)		# of	June 2017	
Rank	Institution	Branches	Deposits	Mkt Share
1	Great Southern Bancorp Inc.	20	\$1,310,929	13.40%
2	Commerce Bancshares Inc.	11	1,181,583	12.07%
3	Central Bancompany Inc.	21	1,126,859	11.52%
4	Bank of America Corp.	5	706,005	7.21%
5	Guaranty Federal Bcshs Inc.	10	568,732	5.81%
6	OakStar Bancshares Inc.	5	503,962	5.15%
7	U.S. Bancorp	13	423,745	4.33%
8	Springfield Bancshares Inc.	1	422,913	4.32%
9	Simmons First National Corp.	9	367,762	3.76%
10	Arvest Bank Group Inc.	12	333,180	3.40%
	Total For Institutions In Market	**190**	**\$9,785,491**	

Financial Highlights (3/31/18)

Balance Sheet (\$M)		**Capital**	
Assets	\$563.2	TCE / TA	7.87%
Gross Loans	\$479.7	CET1 Ratio	9.60%
Deposits	\$446.0	Total Capital Ratio	11.71%
Q1 '18 Profitability		**Asset Quality[(1)]**	
Net Interest Margin	3.14%	NPAs / Assets	0.18%
ROAA (C-Corp)	1.18%	LLR / Loans	1.00%
ROAE (C-Corp)	14.5%	LLR / NPAs	480.3%
Efficiency Ratio (FTE)	46.5%	NCOs / Avg. Loans	0.00%

Source: S&P Global Market Intelligence and Company documents.
Note: Financial highlights are as of or for the quarter ended 3/31/18. Deposit data as of 6/30/17
(1) NPAs include nonaccrual loans, TDRs, loans 90+ PD and still accruing interest, and OREO.

SFC BANK

20

SPRINGFIELD, MO IS A GROWING CENTER OF COMMERCE

Rank	Employer	Metro Area Employees
1	CoxHealth Systems	11,000
2	Mercy Hospital Springfield	10,682
3	Springfield Public School	3,921
4	Walmart & Sam's Club	3,307
5	Missouri State University	2,852
6	United States Government	2,429
7	Bass Pro Shops | Tracker Marine (HQ)	2,311
8	State of Missouri	2,305
9	Jack Henry & Associates, Inc.	2,064
10	O'Reilly Auto Parts (HQ)	1,813
11	EFCO (HQ)	1,708
12	City of Springfield	1,655
13	Chase Card Services	1,500
14	Citizens Memorial Healthcare	1,484
15	SRC Holdings (HQ)	1,435
16	Ozarks Technical Community College	1,398
17	Prime, Inc. (HQ)	1,244
18	American National Property & Casualty Co.	1,000
19	City Utilities of Springfield	966
20	TeleTech	950

Economic Highlights

- **The Springfield, MO MSA's economic output (gross metro product) grew 34% in the past decade**
- **3.3% unemployment rate in January 2018**
- **Significant national brands including O'Reilly Auto Parts and Bass Pro Shops headquartered in Springfield**
- **Springfield, MO metro workforce has grown more than 7.4% in the past 10 years**

Awards and Recognition

- **Top 5 Best Cities to Start a Business**
- **Top 20 Magnets for Young Adults**
- **Top 30 Best Cities for Job Growth**
- **Top 40 for Business and Careers**
- **Top 100 Places to Live**

Source: Springfield Regional Economic Partnership, WalletHub, USA Today, New Geography, Forbes, Livability.com and Bureau of Labor Statistics.

SFC BANK Member FDIC
Community Partner Ten Years Strong

21

Financial Highlights

23 a relationship driven organization. ® $0 $1,000 $2,000 $3,000 $4,000 $5,000 Dec 94 Dec 95 Dec 96 Dec 97 Dec 98 Dec 99 Dec 00 Dec 01 Dec 02 Dec 03 Dec 04 Dec 05 Dec 06 Dec 07 Dec 08 Dec 09 Dec 10 Dec 11 Dec 12 Dec 13 Dec 14 Dec 15 Dec 16 Dec 17 YTD 3/18 TOTAL CONSOLIDATED ASSETS Compound Annual Growth Rate (CAGR) From 1994 - 2017: 20.6% Source: Company documents. Quad City Bank & Trust Cedar Rapids Bank & Trust Rockford Bank & Trust and m2 Community Bank & Trust Community State Bank Guaranty Bank & Trust in millions

24 a relationship driven organization. ® INCOME STATEMENT RESULTS & KEY EARNINGS METRICS Reported 12/31/14 Reported 12/31/15 Core 12/31/15 Reported 12/31/16 Core 12/31/16 Reported 12/31/17 Core 12/31/17 YTD Reported 3/31/18 YTD Core 3/31/18 Net Income Available to Common $13.9 $16.9 $20.9 $27.7 $29.4 $35.7 $36.3 $10.6 $10.6 NIM (%)(TEY)(Non - GAAP) 3.15% 3.37% 3.37% 3.75% 3.75% 3.78% 3.78% 3.64% 3.64% ROAA (%) 0.61% 0.66% 0.82% 0.97% 1.03% 1.01% 1.03% 1.06% 1.06% Efficiency Ratio (%) (Non - GAAP) 72.55% 72.71% 66.27% 64.90% 61.56% 66.48% 66.48% 63.17% 63.17% Diluted EPS $1.72 $1.61 $1.99 $2.17 $2.31 $2.61 $2.66 $0.74 $0.75 $ millions except per share

25 Loan Growth Trends (1) STRONG COMMERCIAL LOAN GROWTH Source: Company documents. (1) Loan composition excludes deferred loan/lease origination costs, net of fees. (2) Includes Commercial & Industrial, Commercial RE and Direct Financing Leases. • 11.8% CAGR organic loan growth from 2013 to 2017 (excludes Community State Bank and Guaranty Bank & Trust) • Commercial lending (2) represents more than 87% of the portfolio • 2013 loan growth supplemented by acquisition of Community National Bancorporation - Waterloo • 2016 loan growth supplemented by acquisition of Community State Bank – Ankeny • 2017 loan growth supplemented by acquisition of Guaranty Bank & Trust – Cedar Rapids. $432 $524 $648 $828 $1,135 $672 $702 $724 $1,093 $1,303 $129 $166 $174 $165 $141 $147 $159 $170 $229 $259 $76 $73 $74 $82 $119 $0 $1,000 $2,000 $3,000 2013 2014 2015 2016 2017 Commercial & Industrial Commercial RE Direct Fin. Leases Residential RE Consumer & Other $1,456 $1,623 $1,790 $2,397 $2,957 in millions

26 a relationship driven organization. ® Lease Asset Generation m2 LEASE FUNDS LLC OVERVIEW Source: Company documents. * Leases Outstanding includes Equipment Finance Agreements (EFAs) • National equipment leasing platform • Focus includes Computer systems; photocopy systems; fire trucks; specialized road maintenance equipment; medical equipment; commercial business furnishings; vehicles classified as heavy equipment; trucks and trailers; equipment classified as plant or office equipment; and marine boat lifts • High yield portfolio; average gross yield is approximately 8% • Historically strong asset quality $108 $134 $177 $201 $211 $215 $53 $74 $105 $101 $97 $97 $0 $50 $100 $150 $200 $250 2012 2013 2014 2015 2016 2017 Leases Outstanding * New Leases Originated $ millions

27 a relationship driven organization. ® 41.74% 41.12% 17.01% 0.13% Other Real Estate Owned & Repossessed Assets - 41.74% Nonaccrual Loans/Leases - 41.12% Troubled Debt Restructures - Accruing - 17.01% Accruing Loans/Leases 90+ Days PD - 0.13% ASSET QUALITY OVERVIEW Management continues to focus on maintaining excellent asset quality and resolving problem assets $31.0 million Classified Loans & NPAs / Assets Nonperforming Assets Composition – as of 3/31/2018 2.06% 1.41% 1.28% 1.31% 0.74% 0.82% 0.81% 0.77% 0.0% 0.5% 1.0% 1.5% 2.0% 2.5% $20 $30 $40 $50 $60 $70 2011 2012 2013 2014 2015 2016 2017 YTD 3/18 Classified Loans NPA's / Assets (%) $ millions

28 a relationship driven organization. ® Average Funding Base - 2010 EVOLUTION OF FUNDING BASE Source: Company documents. Average Funding Base – 2017 2010 Cost of Funds: 1.79% 2010 Cost of Deposits: 1.13% 33.4% 13.7% 25.3% 27.6% Borrowings 33.4% Noninterest Bearing Deposits 13.7% Interest Bearing Demand Deposits 25.3% Time Deposits 27.6% $1,684 million 7.9% 24.2% 51.2% 16.7% Borrowings 7.9% Noninterest Bearing Deposits 24.2% Interest Bearing Demand Deposits 51.2% Time Deposits 16.7% $3,167 million 2017 Cost of Funds: 0.81% 2017 Cost of Deposits: 0.60%

29 a relationship driven organization. ® Continued Strong Top Line Revenue Growth Trends ATTRACTIVE REVENUE MIX & GROWTH TREND Source: Company documents. (1) Excludes securities gains, bargain purchase gains, gains on sales of branches and loss on sale of OREO. Strong fee income streams provide stability and complement to spread revenue Key Differentiators: • Wealth Management ($ 3.65 billion in assets under management as of 3/31/18) • Correspondent banking (192 relationships as of 3/31/18 ) • SBA / USDA guaranteed loan sales • SWAP loans $49.9 $54.1 $57.6 $64.1 $69.1 $76.3 $94.5 $116.1 $17.1 $18.9 $19.2 $26.8 $21.3 $24.4 $31.0 $30.5 $67.0 $73.0 $76.8 $90.9 $90.4 $100.7 $125.5 $146.6 $0 $25 $50 $75 $100 $125 $150 2010 2011 2012 2013 2014 2015 2016 2017 Net Interest Income Noninterest Income (1) CAGR From 2010 - 2017: 12.0% $ millions

30 a relationship driven organization. ® Net Income to Common Shareholders IMPROVING RETURNS FOR SHAREHOLDERS Source: Company documents. Approximately 46.6% Net Income to Common CAGR From 2011 – 2017 $4.4 $9.1 $11.8 $13.9 $16.9 $27.7 $35.5 $0.0 $10.0 $20.0 $30.0 $40.0 2011 2012 2013 2014 2015 2016 2017 $ millions

31 a relationship driven organization. ® Tangible Common Equity to Tangible Assets and Tangible Book Value Per Share NON - GAAP RECONCILIATIONS Source: Company documents.. As of and for the Year ended December 31, ($ in thousands, except per share data) 2011 2012 2013 2014 2015 2016 2017 Tangible Common Equity Total equity $ 144,433 $ 140,434 $ 147,577 $ 144,079 $ 225,886 $ 286,041 $ 353,287 Less: Preferred Equity 63,386 53,163 29,824 - - - - Less: Noncontrolling interests 2,052 - - - - - - Less: Goodwill and intangible assets 3,262 3,252 5,107 4,894 4,694 22,522 37,413 Tangible common equity $ 75,733 $ 84,019 $ 112,646 $ 139,185 $ 221,192 $ 263,519 $ 315,874 Tangible book value per share $ 15.92 $ 17.08 $ 14.29 $ 17.50 $ 18.81 $ 20.11 $ 22.70 Tangible Assets Total assets $ 1,966,610 $ 2,093,730 $ 2,394,953 $ 2,524,958 $ 2,593,198 $ 3,301,944 $ 3,982,665 Less: Goodwill and intangible assets 3,262 3,252 5,107 4,894 4,694 22,522 37,413 Tangible assets $ 1,963,348 $ 2,090,478 $ 2,389,846 $ 2,520,064 $ 2,588,504 $ 3,279,422 $ 3,945,252 Tangible common equity to tangible assets 3.86% 4.02% 4.71% 5.52% 8.55% 8.04% 8.01%

32 a relationship driven organization. ® SUMMARY OF COMPETITIVE ADVANTAGES Critical mass in attractive and target rich markets in Iowa and Illinois 4 charter model allows subsidiary banks to customize solutions by market Differentiated product offering includes correspondent banking, wealth management, leasing, SWAPs and SBA/USDA lending Strong credit discipline and asset quality Significant opportunity for market share gains and consolidation “Relationship Driven” culture – entrepreneurial, innovative, responsive, client - centric Strong commitment to community involvement with 17,740 employee volunteer hours in 2017

Appendix

34 a relationship driven organization. ® EXECUTIVE MANAGEMENT TEAM JOHN R. M c EVOY , JR. Executive Vice President, Chief Operations Officer & Cashier Quad City Bank and Trust Company 41 Years in Banking / Financial Services RONALD R. NAGEL Chief Executive Officer Community State Bank 41 Years in Banking / Financial Services DANA L. NICHOLS Executive Vice President, Chief Credit Officer, 35 Years in Banking / Financial Services JOHN R. OAKES, CPA 1st Vice President, Treasurer 16 Years in Banking / Financial Ser vices JOHN A. RODRIGUEZ, CCM Executive Vice President, Deposit Operations / Information Services 35 Years in Banking / Financial Ser vices M. RANDOLPH WESTLUND , CFA Executive Vice President, Chief Investment Officer 32 Years in Banking / Financial Services MICHAEL J. WYFFELS Senior Vice President, Chief Information Officer 28 Years in Banking / Financial Services DOUGLAS M. HULTQUIST , CPA President and Chief Executive Officer 40 Years in Banking / Financial Services TODD A. GIPPLE , CPA Executive Vice President, Chief Operating Officer and Chief Financial Officer 32 Years in Banking / Financial Services JOHN H. ANDERSON President and Chief Executive Officer, Quad City Bank and Trust Company Chief Deposit Officer, QCR Holdings, Inc. 31 Years in Banking / Financial Services PETER J. BENSON, JD Executive Vice President, Chief Legal Counsel and Trust Officer 35 years in Corporate and Personal Legal Services STACEY J. BENTLEY President and Chief Executive Officer, Community Bank & Trust 37 Years in Banking / Financial Services THOMAS D. BUDD President and Chief Executive Officer, Rockford Bank and Trust Company 31 Years in Banking / Financial Services CYNTHIA M. CARLSON Executive Vice President, Wealth Management Group 37 Years in Banking / Financial Services RICHARD W. COUCH President and Chief Operating Officer, m2 Lease Funds, LLC 30 Years in Banking / Financial Services JOHN R. ENGELBRECHT , MBA Chief Executive Officer, m2 Lease Funds, LLC 43 Years in Banking / Financial Services KURT A. GIBSON President, Community State Bank 29 Years in Banking / Financial Services ELIZABETH A. GRABIN , CPA 1st Vice President and Director of Financial Reporting 16 Years in Banking / Financial Services SHAWNA M. GRAHAM, CBA, CIA, CISA, CRP, MBA, CCBCO Senior Vice President, Chief Risk Officer 29 Years in Banking / Financial Services LARRY J. HELLING President and Chief Executive Officer, Cedar Rapids Bank and Trust Company Executive Vice President and Chief Lending Officer, QCR Holdings, Inc. 38 Years in Banking / Financial Services ANNE E. HOWARD, SHRM - SCP Senior Vice President, Human Resources Director 17 Years in Banking / Financial Services 15 Years in Human Resources CHRISTOPHER J. LINDELL , MBA Executive Vice President, Investor Relations, Branding and Corporate Secretary Previous President and Chief Executive Officer Guaranty Bank & Trust As of 2/28/2018

35 a relationship driven organization. ® GROUP OPERATIONS TEAM • Accounting and Treasury – Beth Grabin and John Oakes • Compliance – Tonia Taylor • Customer Service/Item Processing – Kathy Francque • Deposit Operations – Todd Kerska, John Rodriguez, Beth Easterla • Funds Management – John McEvoy • Human Resources – Anne Howard and Shellee Showalter • Information Technology – Michael Wyffels • Internal Audit – Tim Harding • Loan Operations – Pam Goodwin • Retail – Kathy Nichols • Risk Management – Shawna Graham As of March 2018

36 QUAD CITY BANK & TRUST John H. Anderson, President & CEO Assets: $1.53 Billion (as of 3 /31/18 ) Population: 381,723 Market Deposits: $8.5 Billion Ranked 2 nd with 14.22% market share and over $1,205 Million in deposits in Davenport - Moline - Rock Island MSA Finalist 2013 and 2014 – Quad Cities Best Place to Work Finalist 2015 ABA Volunteer Finalist Award Finalist 2015 Be Healthy QC Award Major Employers Rock Island Arsenal Deere & Company Genesis Health Systems HNI Corporation / The Hon Company / Allsteel Unity Point Health - Trinity Tyson Fresh Meats Arconic (formerly Alcoa) Kraft 3M Excelon HyVee Quad Cities Highlights The Rock Island Arsenal is the largest government - owned military weapons manufacturing arsenal in the United States Arconic (formerly Alcoa) (Quad Cities) is the world’s premier aerospace supply plant – the hub of Alcoa’s $3B aerospace business. Announced $1B, multi - year contract with Airbus in Nov 2016 International Headquarters for Deere & Company Kraft - Heinz constructing $203MM state - of - the - art production facility in northwest Davenport Material Control Systems (MATCON) completed a new $10MM logistics facility and added 150 new jobs Ranked 16th in the nation for high - tech job growth Ranked as a Top 50 Military Friendly Community Top 5 Defense Community Top 10 Advanced Manufacturing Community Ranked #1 Minor - League Sports Market in the Nation for 2015 Top 10 Community for Raising a Family 2nd Best Riverfront along the Mississippi River What They’re Saying About the Quad Cities Quad City Chamber: December 2017 “The Quad Cities offers unparalleled access to major Midwestern and global markets, making it a prime location for logistics, distribution and warehousing companies. With over 37 million people living within a 300 mile radius, businesses have easy and efficient access to a strong network of suppliers and customers. The region is a manufacturing, technology, and logistics hub that offers big - city amenities plus a low cost of living, high - quality schools, short commute times, and a technically skilled labor pool.” Source: FDIC deposit market share data as provided by SNL Financial. Deposit data is as of 6/30/17 as adjusted for acquisitions to the extent discernable.

37 CEDAR RAPIDS BANK & TRUST Larry J. Helling , President & CEO Assets: $1.33 Billion* (as of 3/31/18 ) Population: 270,363 Market Deposits: $5.8 Billion Ranked 2 nd with 15.10% market share and over $878 million in deposits in Cedar Rapids MSA 2014 & 2015 Finalist – Coolest Place to Work in Cedar Rapids Top 3 - 2016 Corridor Business Journal Worksite Wellness Award Top 200 Healthiest Banks in America (Deposit Accounts 2016) Major Employers Rockwell Collins Aegon USA Transamerica Unity Point Health - St. Luke’s Hospital Mercy Medical Center Whirlpool Corporation Kirkwood Community College Quaker Food and Snacks Cedar Rapids Community Schools Nordstrom Direct MCI General Mills Archer Daniels Midland International Headquarters for Rockwell Collins U.S. Headquarters for Aegon USA Downtown Revitalization – Double Tree by Hilton Cedar Rapids Convention Complex $144MM, 2 year project resulted in 100,000 sq / ft convention center and 267 room Double Tree Hotel CRST International constructing 11 - story, 113,000 sq/ft, $37MM world headquarters building in downtown, completed in 2016 Other downtown projects: PCI Medical Mall, Mercy Cancer Center, Kingston Commons Condominiums, Public Library, City Hall, Fire Station Top 10 Best Affordable Places to Live (2016) Top 10 Best Places for Starting a Small Business (2015) Ranked 6th Healthiest Bank in Iowa by DepositAccounts.com The largest corn - processing city in the world The second largest producer of wind energy in the United States Top 100 Places to Live ( Livability 2016) Top 10 Most Liveable Medium - Sized Cities (2015) Ranked #1 in the Best Cities for Children ( SmartAsset 2015) Cedar Rapids Metro Economic Alliance: December 2017 “Cedar Rapids is the second largest city in Iowa and is considered an economic hub of the state, located in the core of the Interstate 380 Technology Corridor. Relatively low cost of living expenses and high income levels give residents 10% more purchasing power than other Iowans and 13% more than the average U.S. resident. Look at a U.S. map and you will see that Cedar Rapids is close to the center . That center puts Cedar Rapids within a day’s truck drive of more than 72 million consumers.” Cedar Rapids Highlights What They’re Saying About Cedar Rapids * Includes the assets of Community Bank & Trust and Guaranty Bank & Trust effective 10/1/17 Source: FDIC deposit market share data as provided by SNL Financial. Deposit data is as of 6/30/17 as adjusted for acquisitions to the extent discernable.

38 ROCKFORD BANK & TRUST Thomas D. Budd, President & CEO Assets: $468 Million (as of 3 /31/18 ) Population: 337,006 Market Deposits: $5.9 Billion Ranked 7 th with 5.9% market share and $347 Million in deposits in Rockford MSA Major Employers Rockford Public School District Swedish American Health Systems Chrysler (Belvidere Assembly Plant) Mercy Health System Hamilton Sundstrand Wal - Mart Stores OSF St. Anthony Medical Center Winnebago County Woodward, Inc. UPS Mercy Health System constructing a $485 million ‘destination’ medical center scheduled to open in 2019 AAR (largest aircraft maintenance company in North America, and third largest in the world) opened a new $41 million facility at Chicago Rockford Airport generating jobs for 500 people Rock Valley College partnering with St. Anthony College of Nursing to build a $32MM Health Science Center – opened August 2017 Fiat Chrysler Belvidere plant to invest $350 million to retool for Jeep Cherokee production generating new jobs for 300 people OSF St. Anthony Medical Center constructing $85 million expansion of Rockford campus to open in early 2018 Logistical Operations Hub – Current home to large - scale UPS and Con - way Freight, recent ground breaking for FedEx facility generating 150 new jobs Downtown revitalization – 150 room, $54 million hotel and convention center developed by Gorman & Co. Riverfront sports complex, $25million, 115,000 sq/ft to be one of the largest in the Midwest Illinois’ third largest city Voted “Best Midwest City for Sports Venues” (Sports Illustrated) Top 40 “Best Mid - Sized Cities for Manufacturing Jobs” Rockford Area Economic Development Council: December 2017 “ Rockford, as part of the greater Chicago region, is part of the third largest multi - modal system in the world and largest in the United States. From the Rockford area, businesses can reach 80% of U.S. households within a 24 - hour truck drive. The Rockford Region is within a one hour drive of O’Hare International Airport, one of three truly global airports in the U.S.”. Rockford Highlights What They’re Saying About Rockford Source: FDIC deposit market share data as provided by SNL Financial. Deposit data is as of 6/30/17 as adjusted for acquisitions to the extent discernable.

COMMUNITY BANK & TRUST

CB&T COMMUNITY BANK & TRUST
A Division of Cedar Rapids Bank & Trust

Stacey J. Bentley, President & CEO

Deposits: $124 Million (as of 6/30/17)

Population: 170,094

Market Deposits: $3.3 Billion

Ranked 11th with 3.6% market share and over $124 Million in deposits in Waterloo-Cedar Falls MSA

2016 Employer Choice Award – Courier Communications

Major Employers

John Deere
Hy-Vee Foods Store
Wheaton Franciscan Healthcare
The VGM Group
Tyson Fresh Meats
Allen Memorial Hospital
University of Northern Iowa
Target Regional Distribution Center
Area Education Agency 267
Omega Cabinetry Ltd.
CBE Companies, Inc.
Bertch Cabinets

Source: FDIC deposit market share data as provided by SNL Financial.
Deposit data is as of 6/30/17 as adjusted for acquisitions to the extent discernable.

Waterloo/Cedar Falls Highlights

John Deere investing $40MM in its tractor testing labs, adding 62,000 sq/ft of additional space

John Deere completed $150MM modernization of John Deere Foundry – total investment by Deere in Waterloo in the last decade equals $1B

ConAgra Foods announced a $50MM expansion of the plant located in the Waterloo Midport Industrial Park

The city of Waterloo approved for $12MM in funding for the Techworks Campus Reinvestment District. The District projects a capital investment of $74.1MM to include a John Deere training center and hotel

VGM announced the expansion of their Waterloo campus, which includes approx. $20MM in capital investment and the potential for 200 new jobs

First Gigabit city in Iowa and one of eight in the U.S.

Cost of living is 8% below the national average

Waterloo-Cedar Falls is a Blue Zones Demonstration Community. Community Bank & Trust became the 1st Iowa bank designated as a Blue Zone Worksite

Waterloo named a 2015 All-Star Community by the Iowa League of Cities

Showcase 166 room, $43 million Courtyard by Marriott opened Dec 2017 in former John Deere Tractor Works building in downtown Waterloo

What They're Saying About Waterloo-Cedar Falls

Greater Cedar Valley Chamber of Commerce: December 2017

"The Cedar Valley Economy - Strong and Growing! The strong and growing Cedar Valley economy contains the right conditions for business and career success. Current economic growth and it's demand for quality talent is benefiting manufacturing, business services, retail, housing, education, healthcare, and other enterprises that contribute to the vitality of the region. In recent years, the Cedar Valley region boasts the second-highest percentage increase in GDP gain in Iowa."

39

40 COMMUNITY STATE BANK Ronald M. Nagel, CEO Kurt A. Gibson, President Assets: $697 Million (as of 3 /31/18 ) Population: 651,599 Des Moines/West Des Moines MSA Market Deposits: $17.6 Billion Ranked 8 th with 3.61% market share and over $554.8 Million in deposits in Des Moines – West Des Moines MSA 2017 Voted Best Bank in Ankeny (Des Moines Register) 2017 Voted Best Financial Advisors in Ankeny (Des Moines Register) Major Employers Des Moines & Ankeny Hy - Vee Food Corporation Mercy Medical Center Unity Point Health Principal Financial Group Nationwide John Deere Companies DuPont Pioneer Pella Corporation Kum & Go Meredith Corporation Tones Spices/ACH Foods Wellmark Bluecross Blue Shield Ankeny Highlights Population: 58,627 Median Household Income: $75,069 Cost of Living Index (US =100): 96.1 Median Home Value: $212,100 Households: 22,000 Median Age: 32 For the past 10 years, Ankeny has grown by an average of 5 residents per day. More people are moving to Ankeny than any other community in Iowa. Ankeny’s population has approximately doubled in 16 years. Ranked 9th Best Small City in America (2015) ( WalletHub ) Retail sales in Ankeny have increased 14% in three years, topping $775 million. Ranked Safest Large City in Iowa (2015) ( ValuePenguin.com - source FBI statistics) Total new investment in Ankeny exceeded half a billion dollars over the past two years. Best Places for Millennial Job Seekers (2015) ( NerdWallet.com ) Since 2010, Ankeny’s local business investment policy helped more than 14 companies, supported more than 2,000 jobs, and stimulated more than $200 million in private investment. Best Community to Live In (2015) ( Cityview Reader Poll) Des Moines (Metro) Highlights Population: 636,000 Median Household Income: $67,925 Cost of Living Index (US =100): 92.0 Median Home Value: $125,600 Households: 289,922 Median Age: 34.5 Ranked in the Top Ten Places to Live in the U.S. (2017) ( SuccessfulMeetings.com ) Ranked #1 Best City for the Middle Class (2016) (Business Insider) Ranked #4 Best Mid - Sized City to Make a Living (2016) ( MoneyGeek ) Ranked #2 Top 10 U.S. Cities to Land Work (2015) (NBC News) Cost of doing business in Des Moines is 17% lower than the national average 81 insurance companies are headquartered in Des Moines Recent Corporate Investments: Toro - $16.9MM, Hewlett Packard - $16.7MM, Fed Exp - $11.4MM, Interstate Batteries - $10.8MM, XPO Logistics - $2.9MM Source: FDIC deposit market share data as provided by SNL Financial. Deposit data is as of 6/30/17 as adjusted for acquisitions to the extent discernable.

41 a relationship driven organization. ® DEPOSIT MARKET SHARE - Quad City Bank & Trust Institution Name Offices in MSA Deposits * Market Share 1. Wells Fargo Bank 15 $ 1,361.5 16.06% 2. Quad City Bank & Trust 5 1,205.5 14.22% 3. Blackhawk Bank & Trust 17 946.5 11.16% 4. U.S. Bank 11 829.3 9.78% 5. Triumph 10 585.2 6.90% 6. BankOrion 8 373.0 4.40% 7. First Midwest Bank 5 362.7 4.28% 8. Central Bank 3 252.9 2.98% 9. American Bank & Trust 6 238.8 2.82% 10. Modern Woodmen Bank 1 229.5 2.71% * Millions of dollars, as of 6/30/17, Davenport - Moline - Rock Island, IA - IL, MSA

42 a relationship driven organization. ® DEPOSIT MARKET SHARE - Cedar Rapids Bank & Trust Institution Name Offices in MSA Deposits * Market Share 1. U.S. Bank 10 $ 907.1 15.60% 2. Cedar Rapids Bank & Trust ** 5 878.0 15.10% 3. Wells Fargo Bank 10 665.7 11.45% 4. Farmers State Bank 8 602.8 10.37% 5. Hills Bank & Trust 7 401.7 6.91% 6. Bankers Trust Co. 3 284.5 4.89% 7. Farmers & Merchants Savings Bank 5 165.2 2.84% 8. NXT Bank 3 156.7 2.69% 9. Bank Iowa 3 138.7 2.38% 10. Bank of the West 3 127.3 2.19% * Millions of dollars, as of 6/30/17, Cedar Rapids, IA, MSA ** Re - stated to reflect acquisition of Guaranty Bank & Trust effective 10/1/17. Offices in MSA as of 12/2/17

43 a relationship driven organization. ® DEPOSIT MARKET SHARE – Rockford Bank & Trust Institution Name Offices in MSA Deposits * Market Share 1. Alpine Bank & Trust 18 $ 1,116.3 18.90% 2. JP Morgan Chase 6 686.3 11.62% 3. Associated Bank 6 600.0 10.15% 4. BMO Harris 10 574.7 9.73% 5. Illinois Bank & Trust 4 406.8 6.89% 6. Blackhawk Bank 5 376.9 6.38% 7. Rockford Bank & Trust 2 346.9 5.87% 8. PNC Bank 7 339.1 5.74% 9. Northwest Bank of Rockford 5 238.9 4.04% 10. First National Bank 3 224.0 3.79% * Millions of dollars, as of 6/30/17, Rockford - IL, MSA

44 a relationship driven organization. ® DEPOSIT MARKET SHARE – Community Bank & Trust Institution Name Offices in MSA Deposits * Market Share 1. Farmers State Bank 8 $ 644.8 18.79% 2. U.S. Bank 6 391.1 11.40% 3. Lincoln Savings Bank 5 334.9 9.76% 4. First National Bank 6 306.6 8.94% 5. Wells Fargo Bank 4 231.9 6.76% 6. GNB Bank 3 193.2 5.63% 7. Regions Bank 3 163.2 4.76% 8. Denver Savings Bank 2 143.4 4.18% 9. State Bank 4 128.8 3.75% 10. Bank Iowa 3 123.9 3.61% 11. Community Bank & Trust 3 123.6 3.60% * Millions of dollars, as of 6/30/17, Waterloo - Cedar Falls - IA, MSA

45 a relationship driven organization. ® DEPOSIT MARKET SHARE – Community State Bank Institution Name Offices in MSA Deposits * Market Share 1. Wells Fargo Bank 19 $ 3,116.3 17.75% 2. Bankers Trust 19 2,492.6 14.19% 3. West Bank 8 1,311.5 7.47% 4. U.S. Bank 15 1,098.3 6.25% 5. Bank of America 4 917.6 5.23% 6. Great Western Bank 8 900.7 5.13% 7. Bank of the West 11 565.6 3.22% 8. Community State Bank 10 554.8 3.16% 9. First American Bank 6 352.0 2.00% 10. Iowa State Bank 5 299.0 1.70% * Millions of dollars, as of 6/30/17, Des Moines/West Des Moines - IA, MSA

3551 7 th Street Moline, Illinois 61265 www.qcrh.com